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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number  0-23686
                                                                       ---------
(Check One):

[ ] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [X] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended: June 30, 2000

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant  PC Service Source, Inc.

    Former name if applicable
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    Address of principal executive office (Street and number)

    2350 Valley View Lane

    City, state and zip code  Dallas, Texas 75234


                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
      [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)



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As a result of the company's decision to discontinue its parts sales division, management is determining the accruals and restructuring charges for such discontinued operation. The Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 could not be completed without those estimates, and the estimates could not be determined within the prescribed time period without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

Robert J. Boutin                                   (972) 481-4000
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    (Name)                                 (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The company will have an operating loss for the quarter ended June 30, 2000, compared to net income of $1,195,000 during the same period of the prior year. In addition, the discontinuation of the parts sales division is expected to result in a one-time charge in excess of $10,000,000.

                            PC Service Source, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2000            By: /s/ Robert J. Boutin
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                                     Name:  Robert J. Boutin
                                     Title: Senior Vice President and
                                            Chief Financial Officer
                                            (Principal Financial and
                                             Accounting Officer)